                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

COMMISSION FILE NUMBER 0-11688


A.       American Ecology Corporation 401(k) Savings and Retirement Plan and
         Trust


B.       American Ecology Corporation
         805 W. Idaho Street Suite 200
         Boise, Idaho  83702




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        American Ecology Corporation
                                        Retirement Plan


Date: June 28, 1999                     /s/ R.S. THORN
     -----------------------            ---------------------------------------
                                        R. S. Thorn
                                        As Trustee for the Plan

                              FINANCIAL STATEMENTS

                                     -----

                          AMERICAN ECOLOGY CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                                    AND TRUST


                                     -----

                           DECEMBER 31, 1998 AND 1997

TABLE OF CONTENTS


                                                                                            Page No.
                                                                                            --------
INDEPENDENT AUDITORS' REPORT ...........................................................       1

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits.....................................       2

    Statement of Changes in Net Assets Available
      for Benefits......................................................................       3

    Notes to Financial Statements.......................................................       4

SUPPLEMENTAL INFORMATION

    Item 27a - Schedule of Assets Held for Investment Purposes..........................      18

    Item 27d - Schedule of Reportable Transactions......................................      22

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
American Ecology Corporation 401(k) Savings and Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of American Ecology Corporation 401(k) Savings and Retirement Plan and Trust as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of American Ecology Corporation 401(k) Savings Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 7, 1999

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1998 and 1997


                                                                        1998           1997
                                                                    ------------   ------------
ASSETS

Cash                                                                $       --     $        411

Investments, at fair value
   Equity investment funds                                             8,350,031      7,015,190
   Common stock of American Ecology Corporation                          143,564        140,188
   Bond fund                                                              27,374         24,028
   Money market fund                                                   1,000,645      1,134,590
Investment in guaranteed interest accounts, at contract value             98,893        452,054
Participant loans                                                        387,331        284,630
                                                                    ------------   ------------
                                           TOTAL INVESTMENTS          10,007,838      9,050,680

Contributions receivable                                                    --           69,714
                                                                    ------------   ------------
                                                TOTAL ASSETS          10,007,838      9,120,805

LIABILITIES                                                                 --             --
                                                                    ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                                   $ 10,007,838   $  9,120,805
                                                                    ============   ============





                             See accompanying notes

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1998



ADDITIONS TO NET ASSETS ATTRIBUTED TO
   Investment income
      Net appreciation in fair value of investments           $     1,006,272
      Interest                                                         33,597
      Dividends                                                        43,463
                                                              ---------------
                                                                    1,083,332

   Contributions
      Employer                                                        205,104
      Employee                                                        517,137
                                                              ---------------
                                                                      722,241
                                                              ---------------
                             TOTAL ADDITIONS                        1,805,573

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Withdrawals and benefit payments                                   916,803
   Forfeitures                                                          1,737
                                                              ---------------
                           TOTAL DEDUCTIONS                           918,540
                                                              ---------------
NET INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                                       887,033

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                                9,120,805
                                                              ---------------
   NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR             $    10,007,838
                                                              ===============


                             See accompanying notes

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997



NOTE A - DESCRIPTION OF THE PLAN

General

American Ecology Corporation 401(k) Savings and Retirement Plan and Trust ("the Plan"), was adopted effective January 1, 1987, as a defined contribution plan. The Plan covers all employees of American Ecology Corporation and its subsidiaries ("the Company"), hired in a job category which will result in 1,000 hours of service during any consecutive 12-month period and who have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan. An administrative committee, appointed by the board of directors of the Company, is responsible for the general administration of the Plan. The administrative committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants and direct disbursements of benefits in accordance with the provisions of the Plan.

Effective November 20, 1996, the administrative committee appointed Pinnacle Pension Service as plan administrator, Manulife Financial as recordkeeper of the plan, and Fleet Investment Advisors as the trustee of the Plan. As plan trustee, Fleet Investment Advisors has the authority to control the assets of the Plan in accordance with the terms of the Plan.

Employee Contributions

Participants may defer up to 15 percent of their compensation as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service. Participants may elect to deposit their contributions in any of the investment options available.

Employer Contributions

The Company contributes a discretionary matching contribution which is determined by the Employer. For 1998 and 1997 the Company established the discretionary matching contribution for all participants equal to 55 percent of the amount of compensation deferred by each participant for the calendar quarter not exceeding 6 percent of compensation. A discretionary profit sharing contribution which is determined by the Company from time to time and is determined separately for union and non-union participants. From February 1997 through February 1998, the Company contributed 5 percent of the employees compensation that is not excess compensation plus 10 percent of the employees' excess compensation for union employees. These are non-elective contributions. The Company's matching contributions are subject to the vesting schedule detailed below.

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


Vesting

The vesting schedule is as follows on Company matching contributions and actual earnings thereon:

Union Employees (non-elective contributions):
                                                         Percentage of
           Service                                      Vested Interest
           -------                                      ---------------
           1 year                                             20%
           2 years                                            40%
           3 years                                            60%
           4 years                                            80%
           5 years or more                                   100%

Non-Union Employees (non-elective and matching) and Union Employees
(matching contributions)::
                                                         Percentage of
           Service                                      Vested Interest
           -------                                      ---------------
           1 year                                             20%
           2 years                                            60%
           3 years or more                                   100%


The Plan provides for participants to be 100% vested upon death, permanent disability or the attainment of age 65.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the following investment options:


Manulife Life Style Fund-Conservative - seeks growth by investing in funds specializing in fixed income and stock funds.

Manulife Life Style Fund-Moderate - seeks growth by investing in funds that emphasize capital preservation with a combination of income and modest capital growth.

Manulife Life Style Fund-Balance - seeks growth by investing in fixed income funds and stock funds.

Manulife Life Style Fund-Growth - seeks growth by investing in growth and undervalued stocks, as well as domestic and international.

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

Manulife Life Style Fund-Aggressive - seeks to maximize long-term growth by investing in Manulife's stock funds.

Manulife Guaranteed Interest Accounts - invested primarily in federal and other government bonds and commercial mortgages. Interest rate are established upon enrollment and guaranteed by Manulife as long as held to maturity, with a choice or 3, 5, or 10 year terms.

Manulife Money Market Fund - invests primarily in short-term debt holdings of the U.S. and Canadian Governments and their agencies, major bank certificates of deposit and high-quality commercial paper.

Manulife Short-Term Government Fund - seeks growth by investing in shares of the Vanguard Fixed Income Securities Fund - Short-Term Federal Portfolio which invests in high level of safety of principal.

Manulife High-Quality Bond Fund - invests in U.S. Treasury and Agency bonds and high-quality corporate bonds.

Manulife Income Fund - invests in shares of T. Rowe Price Spectrum Income Fund that invests in a diversified group of fixed income securities.

Manulife High-Yield Fund - seeks growth by investing in shares of the Fidelity Advisor High Yield Fund which invests in high-yielding non-investment grade, fixed-income, zero coupon securities, convertible securities and preferred stocks.

Manulife Diversified Capital Fund - seeks growth by investing in shares of SoGen International Fund which invests in a diversified portfolio of assets of U.S. and foreign companies.


Manulife Balanced Fund - seeks capital growth by investing in equity and fixed income securities.

Manulife Growth & Income Fund - seeks growth by investing in shares of T. Rowe Price Growth & Income Fund which invests primarily in common stocks of companies that are expected to grow at a rate in excess of that of common stocks in general and are adequate to support a growing dividend.

Manulife Value Fund - seeks growth by investing in shares of Neuberger & Berman Guardian Trust which invests in common stock of well-established, high-quality companies considered to be undervalued in comparison to stocks of similar companies.

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


Manulife Mid-Cap Value Fund - seeks growth by investing in shares of the Mutual Beacon Fund that invests in common and preferred stocks that have been determined to be below their intrinsic values.

Manulife Index Stock Fund - invests in common stock, futures contracts and short-term investments of companies that are on the Standard & Poor's 500 Stock Index.

Manulife Capital Growth Stock Fund - seeks capital growth by investing in stocks of U.S. companies which have above-average growth rates and meet specific market capitalization levels.

Manulife Growth Plus Stock Fund - invests in the stocks of U.S. companies which have above-average earnings growth rates.

Manulife Selective Growth Stock Fund - invests in the stocks of U.S. companies which have above-average earnings growth rates that do not do business with specified foreign countries.

Manulife Growth Opportunities Fund - invests in shares of the Fidelity Advisor Growth Opportunities Fund that invests in common stock and securities convertible into common stocks of companies with long-term growth potential.

Manulife Equity Income Fund - invests in common and preferred stock of companies whose yield is considered a major factor as well as the potential for earnings and dividend growth.

Manulife Small Cap Value Fund - invests in shares of Franklin Balance Sheet Investment Fund which invests in the common and preferred stock of companies whose assets may have been overlooked in conventional balance sheet calculations.

Manulife Contra Fund - invests in shares of Fidelity Contra-fund which invests in undervalued common stocks and convertible securities in companies that are currently out of favor with the investing public.

Manulife Foreign Fund - invests in shares of the Templeton Foreign Fund that invests in stocks primarily outside of the U.S.

Manulife International Stock Fund - invests solely in shares of the T. Rowe Price International Stock Fund which invests in common stocks of foreign companies that have the potential for growth of capital or income or both.

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997



Manulife Mid-Cap Growth Fund - invests in shares of the AIM Constellation Fund which invests in a portfolio of primarily small to medium-sized stocks with strong earnings growth and earnings potential.

Manulife Capital Appreciation Fund - invests in shares of the PBHG Growth Fund which invests in common stock of small to medium capitalization companies.

Manulife Emerging Growth Stock Fund - seeks capital growth by investing in stocks of a wide variety of small to medium-sized U.S. companies in such industries as health care, technology and consumer services.

Manulife Science & Technology Fund - invests in shares of T. Rowe Price Science & Technology Fund that normally invests a majority of its assets in domestic and foreign companies that seek to develop or use scientific and technological advances.

Manulife Discovery Fund - invests in shares of Mutual Discovery Fund which typically invests in common and preferred stocks that are traded at price below their intrinsic value according to standard valuation methods.

Manulife Developing Markets Fund - invests in shares of Templeton Developing Markets Trust which typically invests in equity securities of developing or emerging countries.

Manulife Socially Responsible Fund - invests in shares of the Domini Social Equity Fund which invests primarily in large capitalization companies that enforce a code of conduct in selecting where and with whom they will do business.

Manulife Growth Fund - invests in shares of the Founders Growth Fund which seeks long-term growth by investing at least 65% of its assets in common stock of well-established, high quality growth companies. The fund may also invest up to 30% of its assets in foreign securities (no more than 25% may be invested in one foreign country).

Manulife Small Company Stock Fund - invests in shares of the Lord Abbett Developing Growth Fund which seeks long-term growth of capital through a portfolio consisting of developing growth companies, many of which are traded over the counter.

American Ecology Corporation Common Stock - invests in common stock of American Ecology Corporation.

Prior to January 1993, the Company had entered into a group annuity contract with Principal Mutual Life Insurance Company ("PMLIC"). The Company and participants had several investment options under this contract and had utilized guaranteed interest accounts which bear

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997



interest at a rate in effect at the date of contribution as determined by PMLIC (composite rate of 5.40% at December 31, 1997). The balances matured in 1998 and the guaranteed interest accounts were transferred.

Participant Accounts

Each participant's account is credited with the participant's elective deferral, the Company's discretionary contribution, and the Company's matching contribution. Dividend and interest income, net of administrative expenses with respect to each category of investments, is allocated quarterly to participants' accounts based upon their pro-rata share of equity in each investment fund before allocation. Forfeitures of terminated participant's nonvested benefits are applied to pay administrative expenses and reduce the Company's contributions to the Plan.

Effective November 20, 1996, the Plan was amended to allow the Company to withdraw any excess forfeitures. As of December 31, 1998 and December 31, 1997 the Plan had unused forfeitures of $-- and $40,254, respectively. The Plan determined $1,797 of forfeitures was available to be returned to the Company during 1998.

Payment of Withdrawals and Benefits

Upon normal retirement or death, vested benefits due to participants and their beneficiaries may be paid in the form of either a lump-sum distribution or fixed period annuities.

Terminated employees who have a vested balance greater than $3,500 and current employees who have discontinued contributions to the Plan are not required to withdraw amounts from their Plan accounts.

The Plan has provisions for hardship withdrawals from the participant's deferral account. Matching contributions and allocated earnings are not available for hardship withdrawals.

Expenses

Expenses of administering the Plan are the responsibility of the Plan. The Company paid $2,138 and $108,061 of administrative expenses during the years ended December 31, 1998 and 1997, respectively, on behalf of the Plan. Manulife's fee for the administration of the plan funds for 1998 and 1997 of $19,054 and $23,057, respectively, was taken directly from fund earnings before being allocated to plan assets.

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997



Termination

Although the Company expects to continue the Plan indefinitely, the Company may terminate the Plan in whole or in part at any time upon giving written notice to all parties concerned. If the Plan is terminated, the account of each participant will be 100% vested and nonforfeitable as of the effective date of the Plan termination.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the investment to the Participant Notes fund. Payments on loans are treated as a transfer from the Participants Notes fund to the investment fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 9.25% to 9.50%. Principal and interest is paid ratably through monthly payroll deductions.

Plan Amendments

As of February 1, 1997 the plan was amended to require an employer contribution equal to five percent of the compensation not in excess of the excess compensation of each union participant who is eligible under the Plan, plus ten percent of such compensation in excess of such union participant's excess compensation. Excess compensation is defined as compensation exceeding the social security taxable wage base in effect at the beginning of the Plan year.

During 1998 the Plan was amended for employer contributions for union employees to match the amount required by the union contract.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition

Investments in guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. Investments in all other investment options are carried at their fair value measured and quoted market prices in active markets or by the contracted price. Investment income is recorded as earned.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - GUARANTEED INTEREST ACCOUNTS

The guaranteed interest accounts held by the Plan are as follows:

                                                       December 31,
                                                  -----------------------
                                                     1998         1997
                                                  ----------    ---------
Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 4.75% as of December 31, 1998
    and 5.85% as of December 31, 1997)
    maturing on December 31, 2005                  $  11,721   $  10,812

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 4.75 as of December 31, 1998
    and 5.85% as of December 31, 1997)
    maturing on December 31, 2006                      3,053       2,885

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 4.55% as of December 31, 1998
    and 5.75% as of December 31, 1997)
    maturing on December 31, 1998                     44,974      43,004

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 4.55% as of December 31, 1998
    and 5.75% as of December 31, 1997)
    maturing on December 31, 1999                      6,581       6,154

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 4.55% as of December 31, 1998
    and 5.80% as of December 31, 1997)
    maturing on December 31, 2000                     26,075      21,278

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 4.55% as of December 31, 1998
    and 5.80% as of December 31, 1997)
    maturing on December 31, 2001                      2,830       4,006

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 4.55% as of December 31, 1998)
    maturing on December 31, 2002                        868        --

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 4.75% as of December 31, 1998)
    maturing on December 31, 2007                      2,791        --


Guaranteed interest account with interest at
    rate in effect at date of contribution
    (rate of 5.40% at December 31, 1997)
    maturing on December 31, 1997                       --       363,915
                                                   ---------   ---------

                                                   $  98,893   $ 452,054
                                                   =========   =========

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter on May 27, 1997 in which the Internal Revenue Service stated that the Plan, as originally adopted in September 7, 1988, and all amendments through November 26, 1996, were in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE E- PARTICIPANT DATA

The following is the statement of changes in net assets available for benefits by fund at December 31, 1998:

   American Ecology Corporation 401(k) Savings and Retirement Plan and Trust
                       STATEMENT OF CHANGES IN NET ASSETS
                      For the Year Ended December 31, 1998




                                                                       Participant directed
                           ---------------------------------------------------------------------------------------------------------
                                                                                                              Guaranteed  Guaranteed
                                      Lifestyle      Lifestyle      Lifestyle      Lifestyle    Lifestyle      Interest    Interest
                                      Conserve       Moderate        Balance        Growth      Aggressive       3 yr        5 yr
                           ---------------------------------------------------------------------------------------------------------
Additions

Investment income (loss)
  Net appreciation (loss)            $    17,101   $     4,962    $   103,227    $   174,239   $    67,749   $      --    $      --
  Interest                                  --            --             --             --            --           2,517      1,241
  Dividends                                 --            --             --             --            --            --           --
                                     -----------------------------------------------------------------------------------------------

Subtotal                                  17,101         4,962        103,227        174,239        67,749         2,517      1,241

Contributions
  Employer                                 4,538         2,572         28,043         32,613        14,504         1,921        612
  Employee                                14,543         7,051         58,137         80,805        38,282         3,188      1,231
                                     -----------------------------------------------------------------------------------------------
Subtotal                                  19,081         9,623         86,180        113,418        52,786         5,109      1,843
                                     -----------------------------------------------------------------------------------------------
Interfund transfers                        9,458       (10,271)      (491,759)        80,386        43,844           783        255
                                     -----------------------------------------------------------------------------------------------
Total additions                           45,640         4,314       (302,352)       368,043       164,379         8,409      3,339

Deductions

Withdrawals and benefit payments           6,764         4,995        175,013         18,638        91,871          --        4,631
Forfeitures                                 --            --             --             --            --            --           --
                                     -----------------------------------------------------------------------------------------------
Total deductions                           6,764         4,995        175,013         18,638        91,871          --        4,631
                                     -----------------------------------------------------------------------------------------------
Net increase (decrease) during
  year                                    38,876          (681)      (477,365)       349,405        72,508         8,409     (1,292)

Net assets available for benefits,
  beginning of year                      202,157        48,452      1,208,288      1,453,477       681,746        49,158     25,284
                                     -----------------------------------------------------------------------------------------------
Net assets available for benefits,
  end of year                        $   241,033   $    47,771    $   730,923    $ 1,802,882   $   754,254   $    57,567  $  23,992
                                     ===============================================================================================

                                                                      Participant directed
                                   ------------------------------------------------------------------------------------
                                    Guaranteed
                                     Interest      Money             ST          Hi-Qual                    High-Yield
                                      10 yr        Market           Govt          Bond         Income          Fund
                                   ------------------------------------------------------------------------------------
Additions

Investment income (loss)
  Net appreciation (loss)          $      --     $      --      $       124   $     1,949   $     3,839   $    (1,031)
  Interest                                 804          --             --            --            --            --
  Dividends                               --          43,463           --            --            --            --
                                   ------------------------------------------------------------------------------------

Subtotal                                   804        43,463            124         1,949         3,839        (1,031)

Contributions
  Employer                                 921        10,172            707           241         2,192         3,463
  Employee                               1,662        13,548          1,883           479         5,463         9,437
                                   ------------------------------------------------------------------------------------
Subtotal                                 2,583        23,720          2,590           720         7,655        12,900
                                   ------------------------------------------------------------------------------------
Interfund transfers                        250        65,999             66           677        13,314       (59,517)
                                   ------------------------------------------------------------------------------------
Total additions                          3,637       133,182          2,780         3,346        24,808       (47,648)

Deductions

Withdrawals and benefit payments          --         267,127           --            --           7,162           816
                                   ------------------------------------------------------------------------------------
Forfeitures                               --            --             --            --            --            --
                                   ------------------------------------------------------------------------------------
Total deductions                          --         267,127           --            --           7,162           816

Net increase (decrease) during
  year                                   3,637      (133,945)         2,780         3,346        17,646       (48,464)

Net assets available for benefits,
  beginning of year                     13,697     1,134,590          1,530        24,028        63,700       170,100
                                   ------------------------------------------------------------------------------------
Net assets available for benefits,
  end of year                      $    17,334   $ 1,000,645    $     4,310   $    27,374   $    81,346   $   121,636
                                   ====================================================================================

                                      Participant directed
                                   --------------------------
                                     Diversified
                                       Capital      Balanced
                                   --------------------------
Additions

Investment income (loss)
  Net appreciation (loss)          $      (555)   $    10,200
  Interest                                --             --
  Dividends                               --             --
                                   --------------------------

Subtotal                                  (555)        10,200

Contributions
  Employer                                 814            962
  Employee                               2,787          1,901
                                   --------------------------
Subtotal                                 3,601          2,863
                                   --------------------------
Interfund transfers                        559        147,663
                                   --------------------------
Total additions                          3,605        160,726

Deductions

Withdrawals and benefit payments            67          7,919
Forfeitures                               --             --
                                   --------------------------
Total deductions                            67          7,919
                                   --------------------------
Net increase (decrease) during
  year                                   3,538        152,807

Net assets available for benefits,
  beginning of year                     64,021         36,729
                                   --------------------------
Net assets available for benefits,
  end of year                      $    67,559    $   189,536
                                   ==========================

   American Ecology Corporation 401(k) Savings and Retirement Plan and Trust
                       STATEMENT OF CHANGES IN NET ASSETS
                      For the Year Ended December 31, 1998





                                                                        Participant directed
                                    ----------------------------------------------------------------------------------------------
                                     Growth &      Value     Mid-Cap      Index        Capital     Growth     Select       Growth
                                      Income       Fund       Value       Stock        Growth       Plus      Growth       Oppor
                                    ----------------------------------------------------------------------------------------------
Additions

Investment income (loss)
  Net appreciation (loss)           $  36,159   $   2,905   $     782   $  66,218    $  20,297   $  19,162  $  11,138   $  94,892
  Interest                                 --          --          --          --           --          --         --          --
  Dividends                                --          --          --          --           --          --         --          --
                                    ----------------------------------------------------------------------------------------------

Subtotal                               36,159       2,905         782      66,218       20,297      19,162     11,138      94,892

Contributions
  Employer                              8,916       3,315         894       6,438        2,758       3,250      1,476       9,713
  Employee                             22,311      10,812       2,977      16,760        7,168       7,768      3,798      26,788
                                    ----------------------------------------------------------------------------------------------

Subtotal                               31,227      14,127       3,871      23,198        9,926      11,018      5,274      36,501
                                    ----------------------------------------------------------------------------------------------

Interfund transfers                   196,922      16,606      25,849     (37,273)       7,333       3,908     19,377      99,964
                                    ----------------------------------------------------------------------------------------------
Total additions                       264,308      33,638      30,502      52,143       37,556      34,088     35,789     231,357

Deductions

Withdrawals and benefit payments       21,013      10,098       9,365      30,845       11,659      27,104      1,006      22,092

Forfeitures                                --          --          --          --           --          --         --          --
                                    ----------------------------------------------------------------------------------------------
Total deductions                       21,013      10,098       9,365      30,845       11,659      27,104      1,006      22,092
                                    ----------------------------------------------------------------------------------------------
Net increase (decrease) during
  year                                243,295      23,540      21,137      21,298       25,897       6,984     34,783     209,265

Net assets available for benefits,
  beginning of year                   341,220     140,921      23,921     234,268       93,737     122,770     39,624     361,103
                                    ----------------------------------------------------------------------------------------------
Net assets available for benefits,
  end of year                       $ 584,515   $ 164,461   $  45,058   $ 255,566    $ 119,634   $ 129,754  $  74,407   $ 570,368
                                    ==============================================================================================


                                                                     Participant directed
                                    ----------------------------------------------------------------------------------------
                                      Equity          Small                                 Int'l      Mid-cap      Capital
                                      Income        Cap Value    Contra       Foreign       Stock      Growth        Apprec
                                    ----------------------------------------------------------------------------------------
Additions

Investment income (loss)
  Net appreciation (loss)           $     395      $    (489)   $ 146,650    $  (6,694)   $  15,058   $  64,751    $   1,070
  Interest                                 --             --           --           --           --          --           --
  Dividends                                --             --           --           --           --          --           --
                                    ----------------------------------------------------------------------------------------

Subtotal                                  395           (489)     146,650       (6,694)      15,058      64,751        1,070

Contributions
  Employer                              1,400            636       11,874        2,569        1,444       9,395       10,662
  Employee                              3,650          2,533       36,464        8,247        4,422      26,005       27,174
                                    ----------------------------------------------------------------------------------------
Subtotal                                5,050          3,169       48,338       10,816        5,866      35,400       37,836

Interfund transfers                   (16,354)         4,417       58,371       (7,706)       4,617      (8,813)     (58,496)
                                    ----------------------------------------------------------------------------------------
Total additions                       (10,909)         7,097      253,359       (3,584)      25,541      91,338      (19,590)

Deductions

Withdrawals and benefit payments        1,241          9,528       57,431       12,352        6,773      18,481       22,809

Forfeitures                                --             --           --           --           --          --           --
                                    ----------------------------------------------------------------------------------------
Total deductions                        1,241          9,528       57,431       12,352        6,773      18,481       22,809

Net increase (decrease) during
  year                                (12,150)        (2,431)     195,928      (15,936)      18,768       72,857     (42,399)

Net assets available for benefits,
  beginning of year                    17,093         14,751      470,126      131,525       98,336     329,859      249,218
                                    ----------------------------------------------------------------------------------------
Net assets available for benefits,
  end of year                       $   4,943      $  12,320    $ 666,054    $ 115,589    $ 117,104   $ 402,716    $ 206,819
                                    =========================================================================================

   American Ecology Corporation 401(k) Savings and Retirement Plan and Trust
                       STATEMENT OF CHANGES IN NET ASSETS
                      For the Year Ended December 31, 1998






                                                                         Participating directed
                                  -------------------------------------------------------------------------------------------------
                                   Emerging     Science &                Developing    Socially                 Small
                                    Growth     Technology    Discovery     Markets    Responsible   Growth     Company      Other
                                  -------------------------------------------------------------------------------------------------
Additions

Investment income (loss)
  Net appreciation (loss)         $    (446)   $ 138,167    $  (1,452)   $  (3,919)   $  13,429   $     708   $   2,075   $    --
  Interest                             --           --           --           --           --          --          --          --
  Dividends                            --           --           --           --           --          --          --          --
                                  -------------------------------------------------------------------------------------------------

Subtotal                               (446)     138,167       (1,452)      (3,919)      13,429         708       2,075        --

Contributions
  Employer                            3,123       19,928          546        1,089          894         182         327        --
  Employee                           10,885       49,282        1,640        3,771        2,526         340       1,419        --
                                  -------------------------------------------------------------------------------------------------
Subtotal                             14,008       69,210        2,186        4,860        3,420         522       1,746        --
                                  -------------------------------------------------------------------------------------------------
Interfund transfers                  (7,512)     (23,435)       5,254       (2,129)     213,724      13,578      21,213      89,588
                                  -------------------------------------------------------------------------------------------------
Total additions                       6,050      183,942        5,988       (1,188)     230,573      14,808      25,034     118,623

Deductions

Withdrawals and benefit payments      1,178       24,488        9,354        7,232         --          --          --          --

Forfeitures                            --           --           --           --           --          --          --         1,737
                                  -------------------------------------------------------------------------------------------------
Total deductions                      1,178       24,488        9,354        7,232         --          --          --         1,737

Net increase (decrease) during
  year                                4,872      159,454       (3,366)      (8,420)     230,573      14,808      25,034     (70,125)

Net assets available for benefits,
  beginning of year                  62,470      324,125       17,981       11,942         --          --          --        70,125
                                  -------------------------------------------------------------------------------------------------
Net assets available for benefits,
  end of year                     $  67,342    $ 483,579    $  14,615    $   3,522    $ 230,573   $  14,808   $  25,034   $    --
                                  =================================================================================================


                                                                     Non-
                                                                  participant
                                         Participant directed      directed
                                     --------------------------  ------------
                                                      American    Gauranteed
                                     Participant      Ecology      Interest
                                       Note Rec       Common       Account         Total
                                     --------------------------  ------------  ------------
Additions

Investment income (loss)
  Net appreciation (loss)            $      --     $     3,612   $      --      $ 1,006,272
  Interest                                29,035          --            --           33,597
  Dividends                                 --            --            --           43,463
                                     ------------------------------------------------------

Subtotal                                  29,035         3,612          --        1,083,332

Contributions
  Employer                                  --            --            --          205,104
  Employee                                  --            --            --          517,137
                                     ------------------------------------------------------
Subtotal
                                            --            --            --          722,241
                                     ------------------------------------------------------
Interfund transfers                       89,588        11,593      (363,915)          --
                                     ------------------------------------------------------
Total additions                          118,623        15,205      (363,915)     1,805,573

Deductions

Withdrawals and benefit payments          15,922        11,829       916,803

Forfeitures                                 --            --            --            1,737
                                     ------------------------------------------------------
Total deductions                          15,922        11,829          --          918,540
                                     ------------------------------------------------------
Net increase (decrease) during
  year                                   102,701         3,376      (363,915)       887,033

Net assets available for benefits,
  beginning of year                      284,630       140,188       363,915      9,120,805
                                     ------------------------------------------------------
Net assets available for benefits,
  end of year                        $   387,331   $   143,564   $      --      $10,007,838
                                     ======================================================

                            SUPPLEMENTAL INFORMATION

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1998


                                                                                                     (e) Current
(a) (b) Identity of Issue                           (c) Description                  (d) Cost            Value
-------------------------                           ---------------                ------------      ---------------
        Manulife Lifestyle                              Conservative               $    207,226      $       241,033

        Manulife Lifestyle                              Moderate                         43,040               47,771

        Manulife Lifestyle                              Balanced                        622,331              730,923

        Manulife Lifestyle                              Growth                        1,488,311            1,802,882

        Manulife Lifestyle                              Aggressive                      629,407              754,254

        Manulife GICS
          Maturing December 31, 1998,
            with interest rates of 5.21% to 5.30%                                        44,974               44,974
          Maturing December 31, 1999,
            with interest rates of 5.55% to 5.66%                                         6,546                6,581
          Maturing December 31, 2000,
            with interest rates of 4.30% to 5.75%                                        25,877               26,075
          Maturing December 31, 2001,
            with interest rates of 5.60% to 5.85%                                         2,782                2,830
          Maturing December 31, 2002,
            with interest rates of 4.60% to 5.80%                                           863                  868
          Maturing December 31, 2005,
            with interest rates of 5.77% to 5.80%                                        11,305               11,721
          Maturing December 31, 2006,
            with interest rates of 6.05% to 6.60%                                         3,121                3,053
          Maturing December 31, 2007
            with interest rates of 5.38% to 5.85%                                         2,747                2,791

        Manulife Money Market                           Conservative                    930,104            1,000,645

        Vanguard                                        Short Term
                                                        Federal Portfolio                 4,108                4,310

        Manulife High-Quality
        Bond Fund                                       Bonds                            23,612               27,374

        T. Rowe Price                                   Fixed
        Spectrum Income                                 Securities                       72,546               81,346


                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)
                                December 31, 1998

                                                                                                      (e) Current
(a) (b) Identity of Issue                              (c) Description                (d) Cost             Value
----------------------------                           -----------------             -----------      -------------
        Fidelity Institutional
        Retirement Services                            Advisor High Yield
        Company                                        Fund                             114,925            121,636

        Fidelity Institutional
        Retirement Services                            Advisor Diversified
        Company                                        Capital Fund                      65,431             67,559

        Manulife Balanced                              Balanced Fund                    177,218            189,536

        T. Rowe Price
        Growth & Income                                Common Stock                     498,464            584,515

        Manulife Value Fund                            Guardian Trust                   144,761            164,461

        Manulife Mid-Cap
        Value Fund                                     Common/Preferred                  43,263             45,058

        Manulife Index Stock
        Fund                                           S&P's 500 Index                  178,082            255,566

        Manulife Capital Growth                        Stock Fund                        84,922            119,634

        Manulife Growth Plus                           Stock Fund                        92,634            129,754

        Manulife Selective
        Growth                                         Stock Fund                        57,432             74,407

        Fidelity Institutional
        Retirement Services                            Advisor Growth
        Company                                        Opportunities Fund               416,311            570,368

        Manulife Equity
        Income Fund                                    Stock Fund                         4,544              4,943

        Franklin Balance Sheet
        Investment Fund                                Stock Fund                        11,723             12,320

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)
                                December 31, 1998

                                                                                                (e) Current
(a) (b) Identity of Issue                              (c) Description           (d) Cost           Value
-------------------------                              ------------------       -----------    --------------
        Fidelity Institutional
        Retirement Services                            Advisor Contrafund         463,782          666,054
        Company

        Templeton Funds, Inc.                          Foreign Fund               116,810          115,589

        T. Rowe Price                                  International Stock        100,875          117,104

        AIM Constellation                              Mid-cap Growth             311,504          402,716

        PBHG                                           Growth Fund                203,945          206,819

        Manulife Emerging
         Growth                                        Stock Fund                  59,836           67,342

        T. Rowe Price
        Science & Technology                           Fund                       351,412          483,579

        Mutual Discovery
        Fund                                           Stock Fund                  14,635           14,615

        Templeton Developing
        Markets Plus                                   Foreign                      4,360            3,522


        Domini Social Equity Fund                      Stock Fund                 217,005          230,573

        Founders Growth Fund                           Stock Fund                  14,091           14,808

        Lord Abbett Developing
        Growth Fund                                    Stock Fund                  22,940           25,034

        Borrower                                       Participant loans
                                                       9.25%-9.5%                      --          387,331

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (continued)
                                December 31, 1998

                                                                                                   (e) Current
(a)  (b) Identity of Issue                          (c) Description                  (d) Cost          Value
--------------------------                        -------------------             ------------    -------------
      * American Ecology
        Corporation                                    Common Stock                    121,248          143,564
                                                                                  ------------    -------------
TOTAL ASSETS HELD FOR INVESTMENT
   PURPOSES                                                                       $  8,011,053    $  10,007,838
                                                                                  ============    =============

-----------
*Known party in interest

                          American Ecology Corporation
                                 EIN: 95-3889638
                       401(k) SAVINGS AND RETIREMENT PLAN
                        AND TRUST Item 27d - Schedule of
                             Reportable Transactions
                                 Plan Number 003
                      For the Year Ended December 31, 1998

                                                                                                       (h) Current Value
                                                                                                             of asset     (i) Net
                                                           (c) Purchase     (d) Selling    (g) Cost of      at date of      Gain
(a) Identity of Party Involved   (b) Description of asset       Price            Price         Asset        transaction    \ (Loss)
-------------------------------  ------------------------  ---------------  -------------  -------------  --------------  ---------
Category (iii):  A series of transactions in excess of 5% of plan assets

Manulife Financial Savings
& Retirement Services            Lifestyle-Balanced         $         -      $    930,900    $   803,981    $ 930,900      $126,919

Manulife Financial Savings
& Retirement Services            Lifestyle-Growth           $   464,039      $         -     $   464,039    $       -      $      -

A reportable transaction represents a transaction, or series of transactions in the same security involving an aggregate amount in excess of 5% of the Plan assets as of January 1, 1998. There were no category (i), (ii) or (iv) reportable transactions during 1998.